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                                                  OMB Number           3235-0145
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                                 UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                   Under  the  Securities  Exchange  Act  of  1934
                              (Amendment  No.  )*


                             COASTAL  BANCORP,  INC.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)

                                  COMMON  STOCK
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                     19041P105
--------------------------------------------------------------------------------
                                 (CUSIP  Number)

                              D.  FORT  FLOWERS,  JR.
                             2001  KIRBY,  SUITE  1210
                              HOUSTON,  TEXAS  77056
                                  (713)  529-3729
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                                  JUNE  19,  2002
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                            Page  2  of  7 Pages



1.   D.  FORT  FLOWERS,  JR.
    ------------------------
     Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).


2.   N/A
    ----
     Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [x]
     (b)  [_]

3.   SEC  Use  Only



4.   Source  of  Funds  (See  Instructions)

     N/A


5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]



6.   Citizenship  or  Place  of  Organization

     U.S.  CITIZEN
    --------------


                         7.   Sole  Voting  Power
  NUMBER  OF                   4,851
   SHARES
BENEFICIALLY             8.   Shared  Voting  Power
 OWNED  BY                     269,520
    EACH
  REPORTING              9.   Sole  Dispositive  Power
   PERSON                      4,851
    WITH
                         10.  Shared  Dispositive  Power
                               269,520

11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
     274,371


12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
     N/A


13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
     5.1744%


14.  Type  of  Reporting  Person  (See  Instructions)
     IN

                                                            Page  3  of  7 Pages



1.   DANIEL  F.  FLOWERS
    --------------------
     Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).


2.   N/A
    ----
     Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [x]
     (b)  [_]

3.   SEC  Use  Only



4.   Source  of  Funds  (See  Instructions)

     N/A


5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]



6.   Citizenship  or  Place  of  Organization

     US  CITIZEN
     ------------


                         7.   Sole  Voting  Power
  NUMBER  OF                   0
   SHARES
BENEFICIALLY             8.   Shared  Voting  Power
 OWNED  BY                     269,520
    EACH
  REPORTING              9.   Sole  Dispositive  Power
   PERSON                      0
    WITH
                         10.  Shared  Dispositive  Power
                               269,520


11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
     269,520


12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
     N/A


13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
     5.0829%


14.  Type  of  Reporting  Person  (See  Instructions)
     CO-TRUSTEE

                                                            Page  4  of  7 Pages



1.   LUCIAN  L.  MORRISON
    ---------------------
     Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).


2.   N/A
    -----
     Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [x]
     (b)  [_]


3.   SEC  Use  Only



4.   Source  of  Funds  (See  Instructions)

     N/A


5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]



6.   Citizenship  or  Place  of  Organization

     US  CITIZEN
     ------------


                         7.   Sole  Voting  Power
  NUMBER  OF                    0
   SHARES
BENEFICIALLY             8.   Shared  Voting  Power
 OWNED  BY                      269,520
    EACH
  REPORTING              9.   Sole  Dispositive  Power
   PERSON                       0
    WITH
                         10.  Shared  Dispositive  Power
                                269,520

11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
     269,520


12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
     N/A


13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
     5.0829%


14.  Type  of  Reporting  Person  (See  Instructions)
     CO-TRUSTEE

                                                           Page  5  of  7 Pages



1.   SENTINEL  TRUST  COMPANY
    -------------------------
     Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).


2.   N/A
    -----
     Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [x]
     (b)  [_]

3.   SEC  Use  Only



4.   Source  of  Funds  (See  Instructions)

     N/A

5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]



6.   Citizenship  or  Place  of  Organization

     TEXAS
     -----


                         7.   Sole  Voting  Power
  NUMBER  OF                    0
   SHARES
BENEFICIALLY             8.   Shared  Voting  Power
 OWNED  BY                      269,520
    EACH
  REPORTING              9.   Sole  Dispositive  Power
   PERSON                       0
    WITH
                         10.  Shared  Dispositive  Power
                                269,520

11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
     269,520


12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
     N/A


13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
     5.0829%


14.  Type  of  Reporting  Person  (See  Instructions)
     CO-TRUSTEE

                                                            Page  6  of  7 Pages

ITEM  1.  SECURITY  AND  ISSUER

This statement on Schedule 13D relates to the Common Stock of Coastal Bancorp, Inc., and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of Coastal Bancorp, Inc. is 5718 Westheimer, Suite 600, Houston, TX 77057.

ITEM  2.  IDENTITY  AND  BACKGROUND

         (a) This statement is filed by D. Fort Flowers, Jr., individually and for various trusts of which Mr. Flowers is a co-trustee with Daniel F. Flowers, Lucian L. Morrison and Sentinel Trust Company, LBA (the "Trusts").

         (b) The address of residence for D. Fort Flowers, Jr is C/O Sentinel Trust Company, 2001 Kirby, Suite 1210, Houston, TX 77056, for Daniel F. Flowers is C/O Sentinel Trust Company, 2001 Kirby, Suite 1210, Houston, TX 77056, and for Lucian L. Morrisson is C/O Sentinel Trust Company, 2001 Kirby, Suite 1210, Houston, TX 77056. The address of Sentinel Trust Company is 2001 Kirby, Suite 1210, Houston, TX 77056.

         (c)  D.  Fort  Flowers, Jr. is the President of Sentinel Trust Company.

         (d) D. Fort Flowers, Jr., Daniel F. Flowers and Lucian L. Morrison have not, during the last five years, been convicted in a criminal proceeding.

         (e) D. Fort Flowers, Jr., Daniel F. Flowers and Lucian L. Morrison have not, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) D. Fort Flowers, Jr., Daniel F. Flowers and Lucian L. Morrison are all U.S. Citizens. Sentinel Trust Company is a Texas Limited Banking Association.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

      NOT  APPLICABLE

ITEM  4.  PURPOSE  OF  TRANSACTION

     (a) Due to Issuer's repurchase of 500,000 shares, D. Fort Flowers, Jr., Daniel F. Flowers and Lucian L. Morrison and Sentinel Trust Company, as co-trustees of the Trusts, currently own over 5% of the outstanding common stock.

         (b)  5.1744%.

         (c)  N/A

         (d)  N/A

         (e)  N/A

         (f)  N/A

         (g)  N/A

         (h)  N/A

         (i)  N/A

         (j)  N/A

                                                           Page  7  of  7 Pages



ITEM  5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Amount beneficially owned: 274,371. D. Fort Flowers beneficially owns 4,851 shares individually. The Trusts beneficially own 269,520.

     (b)
      (i)    Sole  power  to  vote  or  to  direct  the  vote:  4,851
      (ii)   Shared  power  to  vote  or  to  direct  the  vote:  269,520
      (iii)  Sole power to dispose  or to direct th  disposition of:  4,851
      (iv)   Shared power to dispose or to direct the disposal of:  269,520

     (c) Due to Issuer's repurchase of 500,000 shares, the percentage of shares owned by D. Fort Flowers, Jr., Daniel F. Flowers, Lucian L. Morrison and Sentinel Trust Company are now over 5%.

     (d)  N/A

     (e)  June  19,  2002


ITEM  6.    OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
            PERSON

All securities reported in this schedule are owned by D. Fort Flowers, Jr. or are held by the Trusts of which Mr. Flowers is a co-trustee with Daniel F. Flowers, Lucian L. Morrison, and Sentinel Trust Company, LBA.


ITEM  7.    EXHIBIT

      1.  Joint  Filing  Agreement


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  July 1st, 2002                    BY:  /s/  D. Fort Flowers, Jr.
                                               D.  Fort  Flowers,  Jr.,
                                               individually  and  as  trustee


DATED:  July  1st,  2002                  BY:   /s/  Daniel D. Flowers
                                                Daniel  D.  Flowers,  as trustee


DATED:  July 1st, 2002                    BY:   /s/  Lucian  L. Morrisson
                                                Lucian  L. Morrisson, as trustee


                                              SENTINEL TRUST COMPANY, as Trustee
DATED:  July 1st, 2002                    BY:  /s/  D. Fort Flowers, Jr.
                                                D.  Fort Flowers, Jr., President

                                   EXHIBIT 1
                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of Coastal Bancorp, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 1st, 2002.



     By:  /s/  D.  Fort  Flowers,  Jr.
          ----------------------------
          D. Fort  Flowers, Jr. as Individual and
          Co-Trustee


     By:  /s/  Daniel  F.  Flowers
          ------------------------
          Daniel  F.  Flowers  as  Co-Trustee


     By:  /s/  Lucian  L.  Morrison
          -------------------------
          Lucian  L.  Morrison  as  Co-Trustee



          SENTINEL  TRUST  COMPANY  as  Co-Trustee
     By:  /s/  D.  Fort  Flowers,  Jr.
          ----------------------------
          D.  Fort  Flowers,  Jr.  as  President